Exhibit 2.1
CONFORMED COPY
PURCHASE AND RELEASE AGREEMENT
WebMD Health Corp. (“Client”), and CITIGROUP GLOBAL MARKETS INC. (“CGMI”) hereby agree as follows:
     Client currently holds the auction-rate security positions listed in Exhibit A hereto in Morgan Stanley Smith Barney (“MSSB”) Accounts Nos. [numbers omitted] carried by CGMI as clearing broker for MSSB (“Client’s Accounts”) (each such position, in the amount set forth in Exhibit A, a “Position” and collectively the “Positions”).
1.	Sale of Positions and Client Purchase Option
(a)	CGMI will purchase each Position from Client for a purchase price equal to the Purchase Price Percentage for such Position (as set forth in Exhibit A) multiplied by the outstanding principal amount of such Position, plus 100% of accrued unpaid interest through the settlement date (as determined by CGMI consistent with bond market practice) on each Position. Settlement of such purchase shall take place within 5 Business Days of the date of execution of this Purchase and Release Agreement (the “Agreement”) on a delivery-versus-payment basis upon CGMI’s crediting funds in the amount of the aggregate purchase price to Client’s Account and simultaneously debiting the Positions from Client’s Account. Notwithstanding the crediting of funds to Client’s Account, such aggregate purchase price in respect of all Positions shall be immediately applied to the repayment of all amounts that are (or upon demand or acceleration would be) payable in respect of Client’s Loan Obligations (as defined in the Loan) under the two Amended and Restated Loan Agreements dated as April 28, 2009, between CGMI and, respectively, WebMD Health Corp. and HLTH Corporation (the “Loans”) as of such settlement date and any balance of such aggregate purchase price remaining after such application will be available as a credit balance in Client’s Accounts (subject to any applicable margin, lending or lending-related or other agreements governing Client’s Accounts). Upon settlement of such purchase, CGMI’s obligations to make advances under the Loans (and any obligations CGMI might have under the letter dated May 6, 2008, from [CGMI] to Martin J. Wygod, with reference to the Loans) shall terminate and, if such aggregate purchase price is sufficient to satisfy in full all Loan Obligations outstanding as of such settlement date, CGMI’s security interest and lien in the Collateral (as defined in the Loans) shall terminate (other than rights and obligations of the parties stated to survive in Section 20 of the Loans).As of the date hereof, the parties acknowledge that no amounts are payable in respect of Client’s Loan Obligations. Upon settlement of such purchase, CGMI shall have all of the incidents of ownership of the Positions, including without limitation the right to transfer the Positions to others (subject to any restrictions under applicable law, the terms of the securities constituting the Positions, and the requirements of this Agreement) and the right to receive cash distributions, if any, vote, provide consent or take any similar action with respect to the Positions.

As used herein, the term “Business Day” means, any day on which (i) commercial banks in New York City are required to be open for business and (ii) markets for the trading of fixed income securities in New York City are open for business for the full trading day.

(b)	At any time following settlement of the purchase of the Positions pursuant to Section 1(a) and on or before April 20, 2012 (the “Expiration Date”), upon written notice (“Exercise Notice”) to CGMI (which Exercise Notice shall be irrevocable once given), Client may purchase from CGMI all (but not less than all) of the Option Securities corresponding to any such Position for the Exercise Price for such Position, plus the amount of any accrued unpaid interest through the settlement date (as determined by CGMI consistent with bond market practice) on the Option Securities corresponding to such Position at the settlement described below.

As used herein, the term “Option Securities” means, as of any date of determination and with respect to any Position, securities or other property or cash (excluding any securities or other property or cash distributed in respect of interest) of the same class and in the same amount as a holder of such Position would own in respect of its holding such Position, assuming such holder became a holder of such Position on the settlement date of the purchase of such Position pursuant to Section 1(a), held such securities, property and cash (but excluding any and all interest on cash) from such settlement date to and including such date of determination and was subject to any Lottery Redemption that was given effect pursuant to Section 1(d) (such holder, a “Reference Holder”); provided that if the composition of the Option Securities would depend on any election or other action taken by such Reference Holder in its capacity as a holder of such securities, then such Reference Holder shall be deemed to have taken the actions or elections in fact taken by CGMI, in respect of such holder election or action, in its absolute discretion, with respect to such Option Securities, and provided further that, if a Distributable Cash Redemption Amount has been paid or will be paid under paragraph 1 (d) with respect to any portion of the principal of a Position, then such portion shall be excluded from any determination of the Option Securities in respect of such Position (but such portion shall continue to be subject to the provisions of Section 1(d)).

As used herein, the term “Exercise Price” means, as of any date of determination and with respect to any Position, a purchase price equal to the Purchase Price Percentage for such Position (as set forth in Exhibit A) multiplied by the principal amount of the Option Securities corresponding to such Position.

Client is urged to consult with its own legal, regulatory, tax, business, investment, financial and accounting advisors in connection with any decision to exercise its rights pursuant to this paragraph 1(b).

Absent exercise, Client will not be entitled to vote the Option Securities and Client may not be able to participate in any future opportunity to sell or tender any Option Securities unless Client exercises its rights pursuant to this paragraph 1(b).

Unless otherwise agreed by the parties, settlement of any purchase of Option Securities under this Section 1(b) shall take place not later than the 5th Business Day following CGMI’s receipt of the Exercise Notice with respect to the relevant Position on a delivery-versus-payment basis upon CGMI’s crediting the Option Securities corresponding to such Position to Client’s Settlement Account (as defined in Section 1(f)) and simultaneously debiting from Client’s Settlement Account the amount of the Exercise Price (as of such settlement date) for such Position, plus 100% of accrued unpaid interest through the settlement date (as determined by CGMI consistent with bond market practice) on the Option Securities corresponding to such Position; provided that it shall be a condition of CGMI’s obligation to make such delivery that sufficient funds are available in Client’s Settlement Account, and provided further that, to the extent any portion of the deliverable Option Securities constitutes cash, CGMI will retain all such cash and the Exercise Price payable shall be reduced (but not below zero) by the amount of the cash so retained and that, to the extent that such cash exceeds such Exercise Price (the “Original Exercise Price”) in respect of such Option Securities, the Exercise Price shall be $1 and the Option Securities shall include that portion of such cash (but not any interest received on cash) that exceeds the Original Exercise Price, as well as the other securities and property, if any, constituting the Option Securities as of the date of determination. Upon settlement of such exercise, Client shall have all of the incidents of ownership of the Option Securities, including without limitation the right to transfer the Option Securities to others (subject to any applicable margin, lending or lending-related or other agreements governing Client’s Settlement Account and to any restrictions under applicable law or the terms of the Option Securities) and the right to receive cash distributions, if any, vote, provide consent or take any similar action with respect to such Option Securities. If, following such settlement date, CGMI receives any Cash Redemption Amount for which the corresponding principal amount was taken into account in computing the Exercise Price, CGMI shall pay such Cash Redemption Amount to Client’s Settlement Account (but without duplication of any amount paid or payable as a Distributable Cash Redemption Amount).

(c)	Until the Expiration Date or such earlier time at which the Option Securities in respect of all Positions have been purchased by Client, CGMI will use its commercially reasonable efforts to forward to Client within 10 Business Days of receipt by CGMI copies of any issuer or third party voluntary action notifications it receives from The Depository Trust Company (or, if such notifications are not in physically transmittable form, a summary of the principal terms thereof) for any Option Securities that have not been purchased by Client or otherwise redeemed and remain subject to the rights and obligations set forth in Section 1(b) above.

(d)	Redemptions — Commencing on the Business Day following the settlement of CGMI’s purchase of the Positions pursuant to Section 1(a), CGMI will maintain Option Securities corresponding to each Position so as to allow such Option Securities to be eligible for a Lottery Redemption in a manner consistent with the allocation methodology that would be applied if the Option Securities were held in Client’s Settlement Account.

In the event that a record, publication or payment date with respect to a Lottery Redemption, a Full Redemption, or an Auction Liquidation occurs prior to the Expiration Date (or, if earlier, the settlement date pursuant to Section 1(b)) with respect to any Option Securities so maintained, then CGMI shall pay to Client the Distributable Cash Redemption Amount corresponding to such Lottery Redemption, Full Redemption or Auction Liquidation, as the case may be.

As used herein, the term “Lottery Redemption” means an issuer partial redemption of Option Securities that is required to be allocated by means of an impartial lottery system pursuant to NYSE Rule 402.30 (or any successor rule). As used herein, the term “Full Redemption” means, with respect to any Position, the redemption by the issuer in whole (i.e. redemption of the entire issue) of each class of securities then comprised within the Option Securities corresponding to such Position. As used herein “Auction Liquidation” means the sale at par by CGMI in a successful regularly-scheduled auction of Option Securities that are auction rate securities and are maintained as described in the first paragraph of this Section 1(d).

As used herein, the term “Distributable Cash Redemption Amount” means, with respect to any Cash Redemption Amount received pursuant to a Lottery Redemption or Auction Liquidation of any Option Securities or a Full Redemption with respect to any Position, (A)

the amount of such Cash Redemption Amount minus (B) the product of (i) the Purchase Price Percentage with respect to the Position corresponding to such Option Securities and (ii) the principal amount of Option Securities redeemed in exchange for such Cash Redemption Amount; provided that if such computation would result in the Distributable Cash Redemption Amount less than zero, then no Distributable Cash Redemption Amount shall be payable.

As used herein, the term “Cash Redemption Amounts” means the amount of any cash actually received by CGMI in redemption of, or as a repayment of principal (including any payment on liquidation that discharges principal) on, or as payment received in respect of principal as a result of sale in a successful regularly-scheduled auction of, the Option Securities maintained pursuant to this Section 1(d).

(e)	Removal — Notwithstanding the foregoing definitions of “Option Securities”, “Exercise Price” and “Cash Redemption Amounts”, CGMI may elect at any time to treat all or any portion of the Option Securities corresponding to a Position (the “Removed Portion”) as having been redeemed for cash at 100 percent of the outstanding principal amount thereof, in which event (i) the term “Option Securities” shall thereafter no longer include such Removed Portion, (ii) the amount of cash deemed to have been received in redemption of such Removed Portion shall be treated as a Cash Redemption Amount in connection with a Full Redemption, and (iii) CGMI shall notify Client that it has made such election and pay to Client the related Distributable Cash Redemption Amount within 10 Business Days.

(f)	Maintenance of Settlement Account — Until the 20th calendar day following the Expiration Date, in the event that Client’s Accounts are closed or cease to be carried by CGMI, Client agrees to open and maintain a securities account at CGMI (“Client’s Settlement Account”) in the form and manner generally required by CGMI to effect the deliveries and payments contemplated under this Agreement. For so long as Client’s Accounts are is maintained with CGMI, all references in this Agreement to “Client’s Settlement Account” shall be deemed to refer to Client’s Accounts.
2.	Release Confirmed
Client hereby confirms and reaffirms that it has released and forever discharged CGMI and each of its respective present and former stockholders, predecessors, successors, affiliates (including, but not limited to, MSSB)), parents, subsidiaries, assigns, heirs, agents, directors, officers, employees, representatives, financial consultants, brokers, lawyers, and all persons acting by, through, under or in concert with them, or any of them, of and from any and all manner of action or actions, cause or causes of action, in law or in equity, suits, contracts, agreements, promises, liability, claims, demands, damages, losses, costs or expenses, of any nature whatsoever, known or unknown, fixed or contingent, including, but not limited to, claims for alleged breach of contract, violation of the implied covenant of good faith and fair dealing, fraud, breach of fiduciary duties, unfair business practices, failure to act in good faith and with commercial honor, failure to supervise, negligence, violations of state or federal securities laws, violations of NYSE or FINRA rules, violation of settlements with regulatory authorities, conspiracy, suitability or any other claim arising from Client’s investment in, holding of, delivery of, disposition of, or any past, present or future difficulties Client may have experienced or may experience in disposing of, auction rate securities sold by CGMI or arising from or relating to the Loans (collectively “Released Matters”). Notwithstanding the foregoing, this Section 2 shall not limit or constitute a waiver with respect to Client’s right to seek to enforce this Agreement or to seek any remedy available to the Client with respect to this Agreement.

3.	Representations and Warranties
Client hereby represents and warrants that: (i) Client has all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder; and (ii) any and all consents and approvals required for Client to enter into this Agreement have been obtained; and (iii) Client’s execution and performance of its obligation under this Agreement do not violate any material agreements or obligations of Client. Client further represents and warrants that it is the sole and the lawful owner of the Positions and of all rights, title and interest in and to all Released Matters set forth in Section 2, and that it has not heretofore assigned, pledged or transferred or purported to assign, pledged or transfer to any other person or entity the Positions or any such Released Matters or any part or portion of them (except for pledges to secure the Loans).
Client further represents and warrants that (i) it is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act of 1933 (the “Securities Act”); and (ii) at all times until the Expiration Date or such earlier time at which the Option Securities in respect of all Positions have been purchased by Client, Client is not, and is not acting on behalf of, (A) an “employee benefit plan” that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (B) a “plan” within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (C) a person or entity the underlying assets of which include plan assets by reason of Department of Labor Regulation Section 2510.3-101, as amended by Section 3(42) of ERISA, or otherwise, or (D) a federal, state or local governmental plan or non-U.S. plan that is subject to any federal, state or local law that is materially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code. Client acknowledges and agrees that any disposition of its rights or interests in or under this Agreement is restricted under this Agreement, the Securities Act and state securities laws.
Client agrees that it will not disclose nor authorize its agent(s) to discuss or disclose, directly or indirectly, orally or in writing, to any entity or person, the substance of any of the Released Matters or the terms of this Agreement, except that Client or CGMI shall not be prohibited from making disclosures required by law or from responding to a request for information from any government or regulatory entity which has regulatory jurisdiction over Client or CGMI with respect to a matter addressed herein provided in the case of such a request for information, Client requests confidential treatment to the extent available.
CGMI hereby represents and warrants that: (i) CGMI has all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder; (ii) any and all consents and approvals required for CGMI to enter into this Agreement have been obtained; and (iii) this Agreement is binding upon it as well as any of its successors in interest.
Each party hereby represents and warrants that in connection with the negotiation of, entry into, and performance of its obligations and exercise of its rights under, this Agreement: (i) the other party is not acting as a fiduciary or financial or investment advisor for it; (ii) it is not relying upon any representations (whether written or oral) of the other party other than the representations expressly set forth in this Agreement; and (iii) it has consulted with its own legal, regulatory, tax, business, investment, financial, and accounting advisors to the extent it has deemed necessary, and it has made and will make its own decisions based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the other party.
The auction rate securities market continues to experience significant supply and demand imbalances, resulting in failed auctions and lack of liquidity for many auction rate securities. There is currently no publicly-traded market or price for auction rate securities that are experiencing failed auctions. Client acknowledges and agrees that CGMI has no obligation to provide indicative quotations or valuations with respect to the Positions, the Option Securities or the option rights of Client pursuant to Section 1(b), that traded instruments corresponding to such option rights may not exist and that, consequently, it may be difficult for Client to establish an independent value for such option rights. The option rights of Client pursuant to Section 1(b) and rights under Section 1(c) and Section 1(d) may not be assigned, pledged, sold or otherwise transferred without the prior written consent of CGMI as provided herein.
4.	Acknowledgement
The parties acknowledge that they have entered into this Agreement in consideration of and in reliance upon the fact that all rights and obligations hereunder constitute a single business and contractual relationship between the parties and have been made in consideration of each other. Furthermore, the parties intend for this Agreement to be a “securities contract” as defined in Section 741(7) of the United States Bankruptcy Code (the “Bankruptcy Code”) and all payments and transfers of securities, cash or other property hereunder to be “margin payments”, “settlement payments” or “transfers” (as defined in the Bankruptcy Code).
5.	Notices
Any notices given hereunder shall be sent by facsimile, or email, with a courtesy confirmation copy via overnight courier to the following addresses (or such other address as a party may designated as a notice address in a prior written notice to the other party) and shall be deemed delivered when received (or if received on a weekend or holiday or after the close of business, on the next Business Day); provided that failure to deliver a confirmation copy via overnight courier shall not invalidate any such notice and CGMI shall not be required to deliver confirmation copies of any notices given pursuant to Section 1(c) above:

If to Client:

WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011-5201
Attention:	Anthony Vuolo
Chief Operating Officer &
Chief Financial Officer
Email:	avuolo@webmd.net
Fax:	212-624-3773

With a Copy To:

WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011-5201
Attention:	Douglas Wamsley
Executive Vice President &
General Counsel
Email:	dwamsley@webmd.net
Fax:	212-624-3773

If to CGMI: [on file]

With a copy to: [on file]

6.	Amendment; Counterparts
This Agreement may only be amended by written agreement of Client and CGMI. This Agreement may be executed in counterparts and each counterpart, when duly executed, shall be effective as an original and all counterparts taken together shall constitute one and the same agreement.
7.	Governing Law
This Agreement and all matters arising herein or in connection herewith will be governed by, and construed and enforced in accordance with, the law of the State of New York, including Section 5-1401 and Section 5-1402 of the General Obligations Law, but otherwise without reference to choice of law doctrine.
8.	Arbitration
This Agreement contains a pre-dispute arbitration clause. By signing this Agreement, the parties agree as follows:
(a) All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
(b) Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.
(c) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
(d) The arbitrators do not have to explain the reason(s) for their award.
(e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry, unless Client is a member of the organization sponsoring the arbitration facility, in which case all arbitrators may be affiliated with the securities industry.
(f) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
(g) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement. The parties agree that any and all controversies that may arise between Client and CGMI out of or relating to the transactions contemplated hereby and any activity or claim related to the construction, performance, or breach of this Agreement shall be determined by arbitration conducted before FINRA Dispute Resolution (“FINRA-DR”) or, if

FINRA-DR declines to hear the matter, before the American Arbitration Association, in accordance with their arbitration rules then in force. The award of the arbitrator shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; (ii) the class is decertified; or (iii) the Client is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.
9.	Assignment
This Agreement may not be assigned by either Client or CGMI (each, a “Party”) without the consent of the other party, except that (i) Client may assign this Agreement to a wholly-owned U.S. subsidiary or a successor to Client by merger, consolidation or sale or other transfer of all or substantially all of Client’s assets and (ii) CGMI may assign this Agreement or its obligations hereunder to an affiliate or to a successor by merger, consolidation or sale or other transfer of all or substantially all of CGMI’s assets or to the extent it reasonably requires to effectively manage its assets and liabilities or its compliance with law or regulation in connection with any transfer, reorganization or outsourcing of its (or a portion of its) broker dealer operations, provided in each of cases (i) and (ii) such transferee shall agree to be bound by the transferor’s representations, warranties and obligations and such assignment shall not relieve the assigning party of its obligations hereunder. This Agreement shall be binding upon each Party’s heirs, executors, administrators, successors and permitted assigns (whichever is applicable).
10.	Further Assurances
Each Party hereto shall use commercially reasonable efforts to take or cause to be taken all appropriate action, to do or cause to be done all things necessary, proper or advisable, and to execute and deliver such documents and other papers as required to carry out the provisions of this Agreement including, but not limited to, the termination of any security interest under the Loans.

In Witness Whereof, Client and CGMI have executed this Agreement effective as of this 20th day of April 2010.

WEBMD HEALTH CORP.		CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Douglas W. Wamsley	By:	/s/ Managing Director

Douglas Wamsley
Executive Vice President
General Counsel